Mail Stop 0309	February 17, 2005

Arthur Bollon Ph.D.
President and Chief Executive Officer
Hemobiotech, Inc.
14221 Dallas Parkway, Suite 1500
Dallas, Texas 75254

Re:	Hemobiotech, Inc.
Registration Statement on Form SB-2, filed January 18, 2005
      File No. 333-122097

Dear Dr. Bollon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. In your next amendment, please update the financial statements and the related discussion and disclosure through December 31, 2004. As to all other disclosure, provide updated information as of the date you file your amendment.
3. We note that you refer to your product as "novel" throughout the prospectus. Where you first use this term, please revise your disclosure to briefly explain what makes this product novel.
4. Please provide us annotated documentary support for the following statements.

* "The United States faced an estimated shortfall of more than one million units of safe blood in 2003."

* "New York City, for example, is importing more than 25% of its blood supply from Europe."

* "More than 43% of all blood products are used for people 65 and older. This older segment is expected to grow 14% in the next 10 years, almost twice as fast as the rest of the population. Thus, the shortage of red blood cells is expected to increase dramatically
...."

* The actual cost of a red blood cell transfusion ...currently ranges between $500-$1,000 per unit of blood.

Registration Cover Page
5. Please confirm to us that you will file another registration statement to register any additional shares of common stock issuable upon conversion of the 10% convertible unsecured promissory notes (and in payment of accrued interest in respect of such notes) above the 3,441,191 shares you are registering pursuant to this registration statement.

Prospectus Cover Page
6. Please provide a price or range at which the selling shareholders will sell the shares. After providing such price or range if you intend to have your shares quoted on the OTC Bulletin Board, you may also state that "the selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC
Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."
7. In addition, in an appropriate place in the prospectus, please provide the disclosure required by Item 505 of Regulation S-B regarding determination of offering price. We may have further comments.

Summary, pages 1-3
8. The forepart of your prospectus contains a lot of jargon or technical terms. For example, these words and phrases appear in forepart of your prospectus:
* "hemoglobin"
* "bovine"
* "erythropoesis"
* "pathologic reaction"
* "hemorrhagic shock"
* "molecular studies"

Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, prove an explanation of the term where you first use it.
See Rule 421(d)(2)(ii) of Regulation C.
9. Please define "HemoTech" where it is first used.
10. We note that currently you appear to highlight certain positive aspects of your company and its strategy. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Please revise your summary to balance the discussion with an equally prominent discussion of the risks and obstacles in implementing your strategy. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section. For example, you should briefly discuss that you have no revenues, have a history of losses, expect to continue to incur substantial losses and may not generate significant revenue, have only one potential product, and do not expect to receive regulatory approvals for at least several years, if ever. You should quantify your losses for the two most recent years and interim period.

Recent Financing Transaction, page 1
11. In your next amendment, please revise to update how much you are required to pay in liquidated damages and how much of such amount you have already paid.

Risk Factors, pages 4-15
12. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "Our success depends in large part on our current key personnel and collaborative partners and our ability to attract and retain additional key personnel and collaborative partners" and "We depend on collaboration with and licenses from third parties" or describe an event that may occur in the future, such as "We have issued convertible unsecured promissory notes to fund our operations which become due and payable upon the earlier to occur of October 27, 2005 or the completion of an additional financing in which we receive gross proceeds of not less than $4.0 million." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

"We are a development stage company . . . ." page 4
13. Please revise to disclose your losses for the last 2 fiscal years and any relevant interim period.

"We have experienced operating losses since our inception." page 5
14. Please revise your disclosure in this risk factor to briefly describe your "planned operations." This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.
15. Please quantify the amount of additional financing you expect you will need to complete your planned operations.
16. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

"We have issued convertible unsecured promissory notes to fund our operations . . . ." page 5
17. Please disclose here how much you will receive for the exercise of the warrants.
18. Please revise your disclosure to briefly describe the material rights and remedies available to the holders that could be adverse to your business.
19. Your statements that you have sufficient funds to meet your operating expenses and capital requirements and you will be required to obtain additional funding in the amount of $10 million to $15 million within the next 10-12 months appear inconsistent. Additionally, these statements do not appear consistent with the statement on page 21 that you will need to raise at least $5 million in the next 10 months, and possibly significantly earlier. Please advise or revise.

"We have historically had and continue to have negative cash flow
.. .
.. ." page 6
20. We note your statement that you "have sufficient funds to meet your operating expenses and capital requirements until October 2005."
Please revise to quantify the amount of funds you have and to briefly describe what operating expenses and capital requirements these funds will meet. This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures and the impact on your need to raise $10 to $15 million in the next 10-12 months.

If our human blood substitute product offerings are not
commercially
successful, we will be unable to successfully generate revenue,"
page
7
21. Please revise to explain that acceptance by third party payers will be necessary in order to be commercially successful.


"Our success depends in large part on our current key personnel
and
collaborative partners . . . ." page 7
22. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
23. Identify scientific advisors and third parties upon which you depend.
24. Please discuss your dependence on collaborative partners in a separate risk factor, naming key collaborative partners. In such risk factor, briefly describe material agreements with such collaborative partners and the risks associated with such agreements.

"We depend on collaboration with and licenses from third parties."
page 8
25. It appears that your only current collaboration is that with Texas Tech. You should move your risk factor "We depend on . . . from Texas Tech" to precede this one.
26. In addition, please clarify in this risk factor and the subheading that the risk to you now is your ability to enter into future collaborations, as you currently have none other than with Texas Tech.

"We depend on intellectual property licensed from Texas Tech."
Page 8
27. Please revise to describe any provisions which would allow
Texas
Tech to terminate your agreement.
28. Have you already issued all 814,585 shares of common stock to Texas Tech? If not, please revise to disclose when these shares are payable. If they are payable over the life of the agreement or based on sales of your product if regulatory approval is received, then revise to explain. If any shares have been issued, disclose haw many have been issued and disclose the value of those shares.

"We have no laboratory, research or development facilities or manufacturing capabilities, and are dependent on Texas Tech for some of these services." page 10
29. It appears that you are currently dependent on Texas Tech for "all" of these services. If so, please revise this risk factor and subheading appropriately. If not, please explain to us.

"The market for human blood substitute products is competitive . .
..
.." pages 10-11
30. Please revise to identify the key competitors you expect to compete with and whether they have products or product candidates that are further advanced that yours.

"We may be unable to defend or protect our intellectual property .
..
.. ." page 11
31. Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

"We do not intend to pay dividends to our stockholders ..." page
13
32. Please revise to clarify that investors might not receive a return on their investment when they sell their shares in your company.

"Our common stock may be considered a "penny stock" and be difficult to sell when desired." page 14
33. Please revise the risk factor heading to clarify that your common stock "will be" considered a penny stock or explain why you believe it might not be a penny stock.
34. Please expand to discuss the specific legal remedies available to investors of penny stocks.

"A significant number of our shares will be eligible for sale . .
..
.." page 14
35. Please also revise to disclose the number of any additional shares you currently expect to issue and generally when those shares will be available for sale. For example, please describe any shares you expect to issue pursuant to outstanding options and when the terms of those options will permit those shares to be salable.

"Our management and principal stockholders own a substantial amount of our common stock ..." page 15
36. Please revise to indicate that your management and principal stockholders are capable of controlling your affairs, as opposed to merely influencing them.

"Some provisions of our certificate of incorporation and bylaws may
deter takeover attempts . . . ." page 15
37. Please revise to disclose here the salary payments you may be required to make if employment is terminated without just cause or due to a "Disability."
38. Please revise to also explain that these provisions may lead to the entrenchment of management.

"Unfavorable changes in accounting rules or interpretations may negatively affect our financial performance." page 15
39. Your risk factor as currently written could apply to any issuer or offering. Please revise it so that it addresses your situation more specifically.

Use of Proceeds, page 17
40. Please revise to disclose here the maturity date of the 10% convertible unsecured promissory notes and the use of proceeds of the notes as required by Item 504 of Regulation S-B.
41. Please revise to briefly describe the "certain other indebtedness" you refer to in this section, including the interest rate and maturity of such indebtedness.

Management`s Discussion and Analysis or Plan of Operation, pages
20-
22
42. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII -
Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.
Please disclose the following information for each of your major research and development project(s):

* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.
43. Please revise to briefly describe the "indebtedness" you refer to in this section that you expect repay with the proceeds from the private placement. Please also briefly describe your current outstanding indebtedness.
44. We note your statement on page 20 relating to findings of non US preclinical trials. In instances where you discuss any trials conducted to date, please revise to clarify that later stage trials might not support these findings.


Business, pages 23-31

General
45. Most of the language in this section is too technical for average investors to understand. Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are a few examples of language that should be simplified. You should consider these as illustrative and not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:
* "nephrotoxic, neurotoxic, oxidative or inflammatory reactions"
* "vasodilatory activity and can reduce the vasoconstriction that follows hemorrhage"
* "HemoTech is created by reacting pure bovine hemoglobin with o-adenosine 5`-triphosphate ("o-ATP"), o-adenosine and reduced glutathione ("GSH"). These cross-linking agents for intra- (o-ATP) and intermolecular (o-adenosine) chemical modification create the observed pharmacological activities and introduce necessary changes to the hemoglobin surface charge that control oxygen affinity and other biological activity."
* "The use of o-adenosine as an intermolecular cross-linker and surface modifier has a number of biological effects. First, it counteracts the vasoconstrictive properties of hemoglobin by activating the adenosine A2 receptor through an increase in cyclic adenosine monophosphate ("cAMP"), which otherwise would produce vasodilation. Additionally, the o-adenosine attenuates the pro-inflammatory potential of hemoglobin by activating the adenosine A3 receptor, which would induce cytoprotection. The o-adenosine reaction also allows the formation of hemoglobin oligomers, thus avoiding the formation of toxic high molecular weight polymers. HemoTech also relaxes hemorrhage-induced vasoconstriction because the adenosine on
HemoTech`s surface impairs the molecule from moving into the interstitial space."
* "The spontaneous oxidation of ferrous-Hb can be a source of superoxide anions (O2.) and hydrogen peroxide (H2 O2 )."

Clinical Status, pages 25-26
46. Please revise your disclosure to disclose whether statistical analysis was performed on the results of the human non-FDA clinical trial you refer to in this section. If so, please disclose the results of such analysis and disclose p-values and explain the significance.
47. Given the favorable response of the human non-FDA clinical trial, please revise your disclosure to provide further explanation of why additional clinical trials were not previously pursued.
48. Please also disclose any negative results that arose from the human non-FDA clinical trial and any adverse side effects.


Intellectual Property, pages 26-27

49. For each of your agreements with Texas Tech, please disclose in this section, to the extent you have not already done so,
* All payments made to date;
* Aggregate potential payments;
* A description of milestone or other material events;
* Annual fees;
* The existence of royalty provisions;
* The date of expiration; and
* Termination provisions, including any payments you would be required to make in the event of termination.

Competition, pages 29-30

50. Please revise your disclosure to explain in what stage of development you believe the second generation developers are with respect to their products and expand your discussion of your competitive position as it relates to them.

Security Ownership of Certain Beneficial Owners and Management, pages
44-47
51. For each shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) who hold voting and dispositive rights.
52. Please revise to disclose the date as of which you determined beneficial ownership as defined under Rule 13d-3 and please update to a recent practicable date.

Certain Relationships and Related Transactions, pages 48-50
53. Please state whether each agreement was on terms as favorable as could have been obtained from unrelated third parties.
54. In each instance, please revise to disclose the relationship of each related party to you and the amount of the interest as required by Item 404 of Regulation S-B. For example, you should indicate if the related party is an officer, director or significant stockholder.
You should also disclose the amount involved, for example, the value of the services you discuss under "Founder`s Stock Purchase Agreements" and the Master Services Agreements.
55. Briefly describe the services provided by Evline Nino, Munit Nino and Marlin Nino.

October 2004 Private Placement, pages 50-52
56. Please describe the exemptions relied on for the October 2004 private placement and the facts relied upon to make the exemptions available.

Selling Stockholders, pages 53-55
57. Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.
58. For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

Plan of Distribution, pages 56-58
59. Please note that in order to substitute new names for the names
of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if
* the change is not material,
* the number of securities or dollar amount registered does not change, and
* the new owners` securities can be traced to those covered by the original registration statement.
A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements. In addition, in that regard we refer to your statements on page 56 that, "`selling stockholders` includes the donees, transferees or others who may later hold the selling stockholders` interests" and "the selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus." Please revise your disclosure to indicate that you may need to amend this registration statement to substitute new names.
60. We note your statement on page 57 that "any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section
2(11) of the Securities Act." Please note that any such underwriters or broker-dealers will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.


Note B - Summary of Significant Accounting Policies page F-7

[2] Research and development page F-7
61. Please revise your disclosures and, if necessary, restate your financial statements to resolve the following apparent discrepancies about your research and development costs:
a. Based on the amount of R&D expense reported on your statements of operations and your disclosures in Note C, it appears your R&D expense is comprised solely of the fair value of the stock that you have issued to TTU. However, your disclosure, on page 22, that R&D includes payments to TTU would appear to imply that R&D would also include other amounts or uses of capital.

b. Based on your statement of operations for the period from inception through September 30, 2004, your R&D expense is less than
7% of your total expenses. However, on page 4, you disclosed that substantial losses to date have resulted principally from costs incurred in R&D activities and G&A expenses. In addition, on page 20, you disclosed that you are primarily engaged in R&D.

Note G - Capital Deficiency, page F-11

[2]  Private placement, page F-11
62. Under "Summary of Financial Data", we noted how you had
adjusted
your actual September 30, 2004 balance sheet data. Based on those disclosures and the disclosures in this Note, we have the following comments concerning your accounting for the October private
placement:
a. Please tell us how you accounted for each of the adjustments
((i)
through (iii)) disclosed under "Summary of Financial Data".
b. Please tell us whether the transaction underlying each
adjustment
was executed in conjunction with the transactions underlying the other adjustments.
c. Please reconcile the net proceeds to the gross proceeds and tell
us how each reconciling item was recognized.  In particular, please
address the extent to which you have treated these items as: (i) a reduction to equity (possibly as equity offering costs) and (ii) an asset (possibly as deferred debt financing costs).
d. Please describe how you allocated the proceeds between the: (i) unsecured convertible promissory notes, (ii) shares of common stock,
(iii) warrants issued as part of the units placed, (iv) warrant granted to the placement agent, and (iv) items comprising the difference between the gross and net proceeds. In this regard, please explain how your accounting complies with APB 14 and all other relevant guidance. In addition, please quantify and discuss any significant assumptions underlying your allocation.
e. Please explain how your consideration of whether the notes had
a
beneficial conversion feature complied with EITF 98-5 and 00-27.
In
this regard, please tell us how you determined the implied
conversion
price and how it compared to the fair value of your common stock.
In
addition, please describe how you considered the fact that the notes
are convertible, at the option of the holder, into either common stock or convertible securities to be sold in your next financing at a conversion price equal to the per share offering price of this next
financing.
f. Please elaborate on the conditions under which the warrants issued
as part of the units placed may be redeemed, at whose option, and the
medium of payment.  In addition, please tell us whether the
warrant
granted to the placement agent is subject to redemption. In these regards, please address the applicability of SFAS 150 and EITF D-98 and how you have complied with any applicable guidance.
g. Please illustrate why the as adjusted total assets as of September
30, 2004 exceeded the as adjusted cash, as we did not note how any of the adjustments would have affected non-cash assets.
h. Please illustrate why you have as adjusted current liabilities as of September 30, 2004, as we did not note any actual current liabilities or how any of the adjustments would have resulted in a current liability.
i. Please ensure that you have clearly disclosed your accounting for these transactions.

[5]  Stock Option/Stock Issuance Plan, page F-12
63. Please provide us with an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:
a. The date of the transaction,
b. The number of options granted or shares issued,
c. The exercise price or per share amount paid,
d. Management`s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,
e. An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,
f. The identity of the recipient, indicating if the recipient was a related party,
g. Nature and terms of concurrent transactions,
h. The amount of any compensation or interest expense element,
i. Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response; and,
j. The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Item 26.  Recent Sales of Unregistered Securities.
64. To the extent you have not already done so, please provide the value of consideration received by you for securities sold for other than cash.

Item 27. Exhibits.
65. Please file all exhibits as soon as possible. We may have further comments once we have had an opportunity to review them.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ibolyla Ignat at (202) 824-5528 or Oscar Young at (202) 942-2902 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Robert H. Cohen, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166